Exhibit 99.1

FEDERAL DEPOSIT INSURANCE CORPORATION

WASHINGTON, D.C.

and

OKLAHOMA STATE BANKING DEPARTMENT

OKLAHOMA CITY, OKLAHOMA

)
In the Matter of	)
	)	CONSENT ORDER
OLD GLORY BANK	)
ELMORE CITY, OKLAHOMA	)	FDIC-24-0016b
	)	OSBD-24C&D-1
)
(Insured State Nonmember Bank))
)

The Federal Deposit Insurance Corporation (“FDIC”) is the appropriate Federal banking agency for OLD GLORY BANK, ELMORE CITY, OKLAHOMA (“Bank”), under 12 U.S.C. § 1813(q).

The Oklahoma State Banking Department (“State”) is the appropriate state banking agency for the Bank, pursuant to Oklahoma law under the Oklahoma Banking Code Title 6 Okla. Stat. § 101 et seq. (the “Code”).

The Bank, by and through its duly elected and acting Board of Directors (“Board”), has executed a STIPULATION TO THE ISSUANCE OF A CONSENT ORDER (“STIPULATION”) with counsel for the Federal Deposit Insurance Corporation (“FDIC”) and a representative of the Oklahoma State Banking Department (“State”) dated ___May 1____, 2024, whereby, solely for the purpose of this proceeding and without admitting or denying the alleged charges of unsafe or unsound banking practices and violations of law and/or regulations, the Bank consented to the issuance of a CONSENT ORDER (“ORDER”) by the FDIC and the State.

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Having determined that the requirements for issuance of an order under 12 U.S.C. § 1818(b) and section 204(B) of the Code, Okla. Stat. tit. 6, § 204(B), and the provisions of the Oklahoma Administrative Procedures Act, Title 75 Okla. Stat. § 250 et seq., have been satisfied, the FDIC and the State hereby order that:

BOARD SUPERVISION

1. As of the effective date of this ORDER, the Bank’s Board shall increase its participation in Bank affairs by assuming responsibility for the approval of the Bank’s policies and objectives and for the oversight of the Bank’s executive and senior management, including approval of a process to monitor all Bank activities and compliance with the Bank’s Board- approved policies.

2. The Board’s participation in the Bank’s affairs shall include monitoring the overall condition of the Bank, its risk profile, and compliance with internal policies, regulations, statutes, statements of policy, and rules.

NOTIFICATIONS

3. During the life of this ORDER, the Bank shall notify the Regional Director of the FDIC (“Regional Director”) and Commissioner of the State (“Commissioner”), in writing, of the resignation or termination of any of the Bank’s directors or executive officers. Prior to the addition of any individual to the Board or the employment of any individual as an executive officer, the Bank shall comply with the requirements of section 32 of the Federal Deposit Insurance Act, 12 U.S.C. § 1831i, 12 C.F.R. §§ 303.100-303.104. The Bank shall also obtain the written approval of the State prior to the addition of any individual to the Board or the employment of any individual as an executive officer. If the Regional Director issues a notice of disapproval pursuant to 12 U.S.C. § 1831i, or the State issues a letter of disapproval with respect to the proposed individual, then such individual may not be added to the Board or employed by the Bank.

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BUSINESS PLAN

4. (a) Within ninety (90) days from the effective date of this ORDER, the Board shall update its existing business plan (“Business Plan”) to provide updated goals and projections as compared to the Bank’s business plan from 2022. The updated Business Plan shall address calendar years 2024, 2025, and 2026 operations, projections for earnings performance, budget, growth, balance sheet mix, liability structure, and capital, together with strategies for achieving those objectives.

(b) The Business Plan shall be submitted to the Regional Director and Commissioner for comment and approval. After submission to and review by the Regional Director and Commissioner, the Bank shall make any revisions as directed.

(c) In the event there is a change in the Business Plan (i.e., new product, new business line, new or proposed business relationship) or any event that may result in a deviation of ten (10) percent or more in any balance sheet account as projected in the existing Business Plan as approved by the Regional Director and Commissioner, the Bank shall notify the Regional Director and Commissioner and receive approval of the change in the Business Plan within sixty (60) days prior to the proposed implementation of any such deviation or changes.

CAPITAL PLAN AND MAINTENANCE

5. Within ninety (90) days of the effective date of this ORDER, the Board shall create a written Capital Plan to ensure management is monitoring capital levels. The Capital Plan shall include the Board’s growth initiatives and capital raise projections. The Bank shall submit the Capital Plan to the Regional Director and Commissioner for comment and approval. After submission to and review by the Regional Director and Commissioner, the Bank shall make any revisions to the Capital Plan as directed.

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6. (a) Within ninety (90) days of the effective date of this ORDER and while this ORDER is in effect, the Bank, after establishing an adequate Allowance for Credit Losses (“ACL”), shall maintain its Tier 1 Leverage Capital ratio equal to 14 percent of the Bank’s Average Total Assets.

(b) The Tier 1 Leverage ratio shall be achieved and maintained through retention of earnings, collection of charged-off assets, reduction in total assets, sale of new equity, or any combination thereof. Any increase in Tier 1 Capital necessary to meet the capital maintenance requirements of this ORDER may not be accomplished through a deduction from the Bank’s ACL.

(c) If any capital ratios are less than required by the ORDER, as determined by the date of any Report of Condition and Income or at an examination by the FDIC or State, the Bank shall, within thirty (30) days after receipt of a written notice of the capital deficiency from the Regional Director or the Commissioner, present to the Regional Director and the Commissioner a Capital Improvement Plan to increase the capital of the Bank or to take such other measures to bring all the capital ratios to the percentages required by this ORDER, as well as a plan to sell or merge the Bank. After submission to and review by the Regional Director and Commissioner, the Bank shall make any revisions as directed and adopt the Capital Improvement Plan.

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(d) Upon written notice from the Regional Director and Commissioner, the Bank shall immediately initiate measures detailed in the Capital Improvement Plan to increase its capital by an amount sufficient to bring all the Bank’s capital ratios to the percentages required by this ORDER within ninety (90) days of such written notice. Such increase in capital and any increase in capital necessary to meet the capital ratios required by this ORDER may be accomplished by:

(1)	The sale of securities in the form of common stock; or

(2)	The direct contribution of cash subsequent to the date of this Order, by the directors and/or shareholders of the Bank or by the Bank’s holding company; or

(3)	Receipt of an income tax refund or the capitalization subsequent to the date of this Order, of a bona fide tax refund certified as being accurate by a certified public accounting firm; or

(4)	Any other method approved by the Regional Director and the Commissioner.

RESTRICTIONS ON DIVIDENDS AND BONUSES

7. As long as this Order remains in effect, the Bank shall not declare or pay dividends or bonuses, without the prior written consent of the Regional Director and Commissioner. All requests for prior approval shall be received at least thirty (30) days prior to the proposed dividend or bonus payment declaration date (or at least five (5) days with respect to any request filed within the first thirty (30) days from the date of this ORDER) and shall contain, but not be limited to, an analysis of the impact such dividend or bonus payment would have on the Bank’s capital, income, and/or liquidity positions.

INTEREST RATE RISK

8. Within sixty (60) days from the effective date of this ORDER, the Board shall ensure that the interest rate risk management model report is prepared and reviewed by the Board quarterly. All assumptions used in the model will be documented and supported.

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VIOLATIONS OF LAW AND REGULATIONS

9. Within sixty (60) days of the effective date of this Order, the Board shall correct all apparent violations of laws or non-conformance with applicable rules and regulations noted in the Report of Examination of the Bank as of September 18, 2023. In addition, the Bank shall take all necessary steps to ensure future compliance with all applicable laws and regulations.

INFORMATION TECHNOLOGY (IT) AUDIT

10. (a) Within thirty (30) days from the effective date of this Order, the Board shall fully implement the existing Board-approved Audit and Compliance Assessment Policy. The Bank shall conduct audits required by the Audit and Compliance Assessment Policy in compliance with the Board approved Audit and Compliance Assessment Policy.

(b) The scope and frequency of IT audit activities should be based on the IT Risk Assessment. Any exceptions to the Audit and Compliance Assessment Policy shall be reported to the Board for Review.

11. The Board shall engage an independent qualified audit firm to audit the Bank’s IT controls, which shall include, at a minimum, penetration and vulnerability tests, and assessments of the information security program, cybersecurity program, and electronic funds transfer system (“ACH and Wire Transfers”),. The audit shall be completed no later than ninety (90) days from the date of this Order.

12. Within thirty (30) days from the effective date of this Order, management shall develop a formal audit tracking system for IT audit issues, vulnerability assessment and penetration test findings, and examination deficiencies. The tracking system shall, at minimum, list the source of each deficiency, date each deficiency was noted, management’s plan of action for correction, the person responsible for corrective action, the target date of correction, and the status of correction. The Board shall specify the parties responsible for validating that IT audit and examination issues have been resolved.

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MANAGEMENT

13. Within ninety (90) days from the effective date of this Order, the Board shall develop, approve, and implement the following formal policies and procedures:

(a)	Electronic Funds Transfer Policy;

(b)	Security Incident Response Policy; and

(c)	Item Processing Procedures.

14. Within ninety (90) days from the effective date of this Order, the Board shall ensure that the following policies and programs are revised:

(a)	The Information Security Program should be updated to include administrative, technical, and physical safeguards.

(b)	The Business Continuity Management Plan should be updated to correspond with digital operations.

(c)	The Third-Party Security Policy should be updated to correspond with digital operations.

15. The Board shall ensure that established IT-related committees meet formally and are performing their delegated IT responsibilities and duties, including conducting, at a minimum, quarterly meetings. The IT-related committees’ oversight should include, but is not limited to, key risk indicator monitoring, procedure development, risk assessments, patch management, user access reviews, system performance, project management, testing, service provider oversight, incident and resiliency response, and other administrative and operational issues that may arise.

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16. Within one-hundred twenty (120) days from the effective date of this Order, the Board shall ensure the Bank’s cybersecurity preparedness and resiliency is at baseline maturity level. Management shall re-evaluate logical security, physical security, vulnerability management, incident response, encryption, security awareness training, risk assessments, risk management practices, and vendor relationships and enhance these areas where necessary to bring all five cybersecurity domains up to baseline level. The results of management’s cybersecurity evaluation shall be presented to the Board for review and approval.

DEVELOPMENT AND ACQUISITION

17. Within ninety (90) days from the effective date of this Order, the Board shall implement procedures to improve the initial vendor analysis process.

SUPPORT AND DELIVERY

18. Within one-hundred twenty (120) days from the effective date of this Order, the Board shall ensure management conducts a full-scope test of the Business Continuity Management Plan and the Incident Response Plan. Management shall document the results of these tests, and provide a written summary of the test results to the Board.

PROGRESS REPORTS

19. Within thirty (30) days from the end of the first calendar quarter following the effective date of this ORDER, and within thirty (30) days from the end of each calendar quarter thereafter, the Bank shall furnish written progress reports to the Regional Director and Commissioner detailing the form and manner of any actions taken to secure compliance with this ORDER and the results thereof. Such reports may be discontinued when the corrections required by this ORDER have been accomplished and the Regional Director and Commissioner have released the Bank in writing from making further reports. All progress reports and other written responses to this ORDER shall be reviewed by the Board and made a part of the appropriate Board meeting minutes.

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DISCLOSURE TO SHAREHOLDERS

20. Within thirty (30) days from the effective date of this ORDER, the Bank shall send a copy of this ORDER to its parent holding company.

BINDING EFFECT

The provisions of this ORDER shall not bar, estop, or otherwise prevent the FDIC, State, or any other federal or state agency or department from taking any other action against the Bank or any of the Bank’s current or former institution-affiliated parties, as that term is defined in Section 3(u) of the FDI Act, 12 U.S.C. § 1813(u).

This ORDER shall be effective on the date of issuance.

The provisions of this ORDER shall be binding upon the Bank, its institution-affiliated parties, and any successors and assigns thereof.

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The provisions of this ORDER shall remain effective and enforceable except to the extent that and until such time as any provision has been modified, terminated, suspended, or set aside by the Regional Director and Commissioner.

Issued Pursuant to Delegated Authority.

Dated this ______1st____ day of ______May___ , 2024.

/s/ J. Mark Love	/s/ Mick Thompson
J. Mark Love	Mick Thompson
Deputy Regional Director	Commissioner
Division of Risk Management Supervision	Oklahoma State Banking Department Federal Deposit Insurance Corporation

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